JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017

TELEPHONE: (212) 326-3939 • FACSIMILE: (212) 755-7306

Direct Number: 212-326-3446

swswanson@jonesday.com

July 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandy Eisen

Re:	UPM-Kymmene Corporation (“UPM”) Annual Report on Form 20-F for the fiscal year ended December 31, 2004 Filed May 26, 2005 File No. 1-14932

Dear Ms. Eisen:

This letter responds to the Staff’s July 13, 2005 comment letter relating to UPM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004. All information referred to below has been prepared and is being provided by UPM, which has authorized us to respond to the Staff’s comments on its behalf.

On behalf of UPM-Kymmene Corporation, we would like to request an extension of the time to provide you with a response to the Staff’s comment letter until August 26, 2005. As we discussed in our telephone conversations with you of July 19 and July 20, 2005, UPM is currently in the process of preparing its financial results for the second quarter of 2005, which are expected to be published on or around July 28, 2005. In addition, some of UPM’s key personnel required to compile and review information necessary to respond to the Staff’s comments will be unavailable until mid-August. We understand from our most recent telephone conversation with you that this extension would be acceptable to the Staff.

Please do not hesitate to contact UPM or us if you have any questions regarding the foregoing and, of course, if you have any additional questions or comments. Questions or comments should be directed to the undersigned at (212) 326-3939. Questions or comments on the 20-F or accounting matters should be directed to Olavi Laitinen, Assistant Vice President - Financial Control of UPM at +358 204 15 0064.

JONES DAY

Securities and Exchange Commission

July 21, 2005

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Stephen W. Swanson
Stephen W. Swanson

cc:	Olavi Laitinen (UPM)
Juoko Taipale (UPM)
Kari Toikka (UPM)
Jere Thomson (Jones Day)
Bonnie Catlin (PricewaterhouseCoopers)